Exhibit 99.1

FERRARI and RAY-BAN
STRENGTHEN THEIR COLLABORATION

Maranello (Italy), 23 February 2017 - Today Ferrari S.p.A., a wholly-owned Italian subsidiary of Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari”) announces that Ferrari and Luxottica Group have strengthened their collaboration by signing a multi-year licensing contract according to which Luxottica will develop, produce and market a range of eyewear branded Ferrari and Ray-Ban. On the same date, the two companies have also signed a multi-year renewal of a sponsorship agreement between Scuderia Ferrari and Luxottica whereby the Ray-Ban brand appears on the Formula 1 single-seaters of both Sebastian Vettel and Kimi Raikkonen.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977